                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 16)*


                            Polaroid Corporation
                              (Name of Issuer)


                                Common Stock
                       (Title of Class of Securities)


                                731095  105
                               (CUSIP Number)

                         Stewart M. Robertson, Esq.
                            Sullivan & Cromwell
                   250 Park Avenue, New York, N.Y.  10177
                              (212) 558-4000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                             December 20, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Partners, L.P.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,635,354 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P. has the right to acquire upon exercise of all of its CRs)
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The securities beneficially owned represent approximately 7.31% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P. has the right to acquire upon exercise of all of its CRs).

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN
------------------------------------------------------------
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

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Offshore Partners, L.P.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Bermuda
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      250,184 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Offshore Partners, L.P. has the right to acquire upon exercise of all of its CRs)

------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) The securities beneficially owned represent approximately 0.50% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Offshore Partners, L.P. has the right to acquire upon exercise of all of its CRs).

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                        PN
------------------------------------------------------------
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

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      State Board of Administration of Florida
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Florida
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             127,852
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              -0-
    EACH          ----------------------------------------
 REPORTING        9.    SOLE DISPOSITIVE POWER
   PERSON               -0-
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        -0-
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      550,006 shares of Common Stock (assuming conversion of all
      Subordinated Debentures which the State Board of Administration of Florida has the right to acquire upon exercise of all of its CRs)
------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 1.11% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which the State Board of Administration of Florida has the right to acquire upon exercise of all of its CRs).

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              OO
------------------------------------------------------------

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Corporate Advisors, L.P.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [ X]

                                                (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              4,307,692 (assuming conversion of all
    EACH                Subordinated Debentures which Corporate
  REPORTING             Partners, L.P., Corporate Offshore
   PERSON               Partners, L.P. and the State Board of
    WITH                Administration of Florida have the right to acquire
                        upon exercise of all of their CRs)
                  ----------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                        -0-
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        4,307,692 (assuming conversion of all  Subordinated
                        Debentures which Corporate Partners, L.P.,
                        Corporate Offshore Partners, L.P. and the State
                        Board of
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

                        Administration of Florida have the right to acquire upon exercise of all of their CRs)
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,307,692 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 8.66% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their Conversion Receipts).

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                                    PN
------------------------------------------------------------

------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      LFCP Corp.
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a)  [X ]

                                                (b)  [  ]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS
      Not Applicable
------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                      [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             -0-
    SHARES        ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              4,307,692 (assuming conversion of all
    EACH                Subordinated Debentures which Corporate
 REPORTING              Partners, L.P., Corporate Offshore
PERSON WITH             Partners, L.P. and the State Board of
                        Administration of Florida have the right to acquire
                        upon exercise of all of their CRs)
                  ----------------------------------------
                  9.    SOLE DISPOSITIVE POWER
                        -0-
                  ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        4,307,692 (assuming conversion of all Subordinated
                        Debentures which Corporate Partners, L.P., Offshore
                        Partners, L.P. and the State Board of
                        Administration of

                        Florida have the right to acquire upon exercise of all of their CRs)
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      4,307,692 shares of Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                      [  ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      The securities beneficially owned represent approximately 8.66% of the Company's Common Stock (assuming conversion of all Subordinated Debentures which Corporate Partners, L.P., Corporate Offshore Partners, L.P. and the State Board of Administration of Florida have the right to acquire upon exercise of all of their CRs)

------------------------------------------------------------
14.   TYPE OF REPORTING PERSON

                              PN
------------------------------------------------------------

            This Amendment No. 16 amends and restates the Schedule 13D dated February 7, 1989, as heretofore amended (the "Schedule 13D"), filed on behalf of Corporate Partners, L.P., a Delaware limited partnership ("Corporate Partners"), Corporate Offshore Partners, L.P., a Bermuda limited partnership ("Corporate Offshore Partners"; Corporate Partners and Corporate Offshore Partners being referred to collectively as the "Partnerships"), State Board of Administration of Florida, a body corporate organized under the constitution of the State of Florida ("Florida"; the Partnerships and Florida being referred to collectively as the "Purchasers"), Corporate Advisors, L.P., a Delaware limited partnership and general partner of the Partnerships which also serves as investment manager for account assets held in a certain custody account for Florida; and LFCP Corp., a Delaware corporation and general partner of Corporate Advisors, L.P., all the shares of capital stock of which are owned by Lazard Freres & Co., a New York limited partnership ("Lazard") (collectively, the "Reporting Persons").

Item 1.     Security and Issuer.

            The security to which this Statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Polaroid Corporation, a Delaware corporation (the "Company"), whose principal executive offices are located at 549 Technology Square, Cambridge, Massachusetts 02139. Although no person identified in Item 2 (except as otherwise indicated in this Statement) has acquired any shares of Common Stock, such persons are deemed to be the beneficial owners of the shares of Common Stock reported in Item 5 by virtue of their ownership of CRs (as hereinafter defined) which entitle them to acquire Subordinated Debentures (as hereinafter defined) which are convertible at the option of the holders thereof into shares of Common Stock on the terms described in this Statement.

Item 2.     Identity and Background.

            The Partnerships were formed for the purpose of providing a vehicle for institutional and other sophisticated investors to acquire significant equity interests in important publicly-held companies with significant potential for long-term growth in value. LFCP Corp. was formed for the purpose of serving as the general partner of Corporate
Advisors, L.P., which in turn was formed for the purpose of serving as the general partner of the Partnerships and investment manager over account assets held in a certain custody account for Florida.

            Lazard is a private investment banking partnership of international stature, with extensive experience in principal investments, money management, mergers and acquisitions and corporate finance.

            Florida is an agency of the State of Florida created pursuant to a provision of the Constitution of the State of Florida to perform certain duties specified in the Constitution of the State and by statute, including providing the employees of the State government with retirement benefits.

            The address of the principal offices of the Partnerships, LFCP Corp., Corporate Advisors, L.P. and Lazard is 30 Rockefeller Plaza,
New York, N.Y. 10020. The address of the principal offices of Florida is 1801 Heritage Boulevard, Tallahassee, Florida 32308.

            The name, residence or business address, citizenship, present principal occupation or employment, and the name and address of any corporation or other organization in which such employment is conducted of
(i) each of the executive officers and directors of LFCP Corp. and the Tax Partner, (ii) each person ultimately in control of LFCP Corp. and
(iii) each person controlling Florida are set forth in Appendix A attached hereto and incorporated herein by reference.

            During the last five years, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Accordingly, the Reporting Persons may be deemed to be the beneficial owners of the Company's Common Stock by virtue of their beneficial ownership of CRs which entitle them to acquire Subordinated Debentures.

Item 3.     Source and Amount of Funds or Other Consideration.

            On October 7, 1991, the Purchasers and Polaroid Corporation, a Delaware corporation (the "Company") entered into the Exchange Agreement (the "Exchange Agreement") pursuant to which: (i) Corporate Partners surrendered to the Company for cancellation 843.919970 shares of Series B Cumulative Convertible Preferred Stock, par value $1.00 per share (the "Series B Stock"), 2,283.888790 shares of Series C Cumulative Convertible Pay-in-Kind Preferred Stock, par value $1.00 per share (the "Series C Stock" and, together with the Series B Stock, the "Series Stock"), the Preferred Share Purchase Rights (the "Rights") issued in respect of such shares of Series Stock pursuant to the Rights Agreement dated as of September 9, 1986, between the Company and Morgan Shareholder Services Trust Company, as Rights Agent (the "Rights Agent"), as amended and supplemented (the "Rights Agreement"), and 535,889 warrants to purchase shares of common stock (the "Warrants") in exchange for $118,149,000 principal amount of 8% Subordinated Convertible Debentures Due 2001 (the "Subordinated Debentures") and $236,988,550.60 (including dividends accrued on the Series Stock from September 30, 1991 through but excluding the date of the Exchange (as defined below)); (ii) Corporate Offshore Partners surrendered to the Company for cancellation 58.077040 shares of Series B Stock,
157.173079 shares of Series C Stock, the Rights issued in respect of such shares of Series Stock pursuant to the Rights Agreement and 36,879 Warrants in exchange for $8,131,000 principal amount of Subordinated Debentures and $16,301,786.71 (including dividends accrued on the Series Stock from September 30, 1991 through but excluding the date of the Exchange); and
(iii) Florida surrendered to the Company for cancellation 98.002990 shares of Series B Stock, 265.224117 shares of Series C Stock, the Rights issued in respect of such shares of Series Stock pursuant to the Rights Agreement and 62,232 Warrants in exchange for $13,720,000 principal amount of Subordinated Debentures and $27,521,489.41 (including dividends accrued on the Series Stock from September 30, 1991 through but excluding such date (such transactions herein referred to as the "Exchange").

            On November 25, 1992, the Purchasers transferred an aggregate of $140,000,000 aggregate principal amount of the Subordinated Debentures to Chemical Bank, a New York banking corporation, as Trustee (the "Trustee"), pursuant to a Trust Agreement, dated as of November 20, 1992 (the "Trust Agreement"), among each of the Purchasers, as Grantors, Sub Debt Partners Corp., as the tax partner under the Trust (the "Tax Partner"), and the Trustee, in exchange for an aggregate of $140,000,000 aggregate face amount of Stripped Debt Receipts ("SDRs") and 140,000,000 Conversion Receipts ("CRs") issued pursuant to the Trust Agreement. Pursuant to a Subscription Agreement, dated November 24, 1992, among the Purchasers, as Sellers, the Tax Partner, as Tax Partner under the Trust Agreement, and the Subscribers named therein (the "Subscribers"), $139,500,000 aggregate face amount of the SDRs were sold to the Subscribers. Pursuant to a Contribution Agreement, dated as of November 24, 1992 (the "Contribution Agreement"), among each of the Purchasers and the Tax Partner, the Purchasers contributed an aggregate of $500,000 aggregate face amount of SDRs and 500,000 CRs to the Tax Partner in exchange for shares of capital stock of the Tax Partner. The shares of capital stock of the Tax Partner are owned 84.4% by Corporate Partners, 5.8% by Corporate Offshore Partners and 9.8% by Florida.

Item 4.     Purpose of Transaction.

            Acquisition of Subordinated Debentures

            On October 7, 1991, the Purchasers and Polaroid Corporation, a Delaware corporation (the "Company"), entered into an Exchange Agreement pursuant to which, among other things, on such date the Company issued to the Purchasers an aggregate of $140 million principal amount of the Company's Subordinated Debentures and an aggregate of approximately $280.8 million in cash in exchange for all shares of Series B Stock and Series C Stock and the Warrants. The Subordinated Debentures are convertible into shares of Common Stock, par value $1.00 per share, of the Company (the "Common Stock"), and under certain circumstances will be exchanged for shares of the Company's Series D Cumulative Convertible Preferred Stock, par value $1 per share (the "Series D Preferred Stock"), which Series D Preferred Stock is also convertible into Common Stock.

            The Purchasers originally acquired the Subordinated Debentures for investment purposes. As described below, the Exchange Agreement contains certain restrictions on the Purchasers' ability to dispose of the Subordinated Debentures and imposes other restrictions on the Purchasers' ability to acquire additional securities of the Company and to engage in certain conduct in respect of the Company. Notwithstanding the foregoing, in respect of Florida, all such restrictions relate only to the securities of the Company acquired or held by Florida to the extent the Partnerships or any of their affiliates have sole or shared voting or dispositive power. In this regard, in the Exchange Agreement Florida has agreed to grant to Corporate Advisors, L.P. an irrevocable proxy with respect to the Subordinated Debentures acquired by Florida under the Exchange Agreement and all other securities issued to Florida in connection therewith or the Exchange Agreement, including shares of Common Stock issued upon conversion of Subordinated Debentures ("Debenture Conversion Shares"), shares of Common Stock issued upon conversion of Series D Preferred Stock ("Preferred Conversion Shares") and shares of Series D Preferred Stock issued upon exchange of Subordinated Debentures. None of the Reporting Persons has any intention to acquire control over the Company; however, if any of the Reporting Persons believe that further investment in the Company is attractive, whether because of the market price of the Company's securities or otherwise, they may acquire additional shares of Common Stock or other securities of the Company to the extent and in a manner consistent with the Exchange Agreement.

            Under the terms of the Exchange Agreement, until the earliest of (i) January 30, 1999, (ii) such date as the Purchasers, individually and collectively, cease to beneficially own Voting Securities (as such term is defined therein) representing at least 5 percent of the Total Voting Power (as such term is defined therein) and (iii) the occurrence of a Change in Control (as defined in the Subordinated Debentures; the earliest of such dates being referred to as the "Standstill Termination Date"), the Purchasers have agreed that no Purchaser or affiliate (subject to certain exceptions set forth in the Exchange Agreement) will beneficially own any Voting Securities, other than (a) shares of Series D Preferred Stock,
(b) Debenture Conversion Shares, (c) Preferred Conversion Shares and
(d) additional Voting Securities if the voting power in the general election of directors of all such additional Voting Securities beneficially owned by the Purchasers, together with the voting power in the general election of directors of the shares referred to in clauses (a) through (c) above beneficially owned by the Purchasers, does not equal or exceed
20 percent of the Total Voting Power. Notwithstanding the foregoing, the Purchasers may beneficially own additional Voting Securities in the event of an acquisition by a third party (other than any subsidiary of the Company, employee benefit plan of the Company or any of its subsidiaries, any person holding voting securities of the Company for or pursuant to the terms of any such employee benefit plan or any Purchaser, or affiliate of, or any other person acting in concert with, any Purchaser) such that the Voting Securities beneficially owned by the Purchasers represent not more than 110 percent of the Total Voting Power then held by such third party. The Purchasers may also beneficially own any or all of the Voting Securities in the event the Board of Directors of the Company determines that all or substantially all the stock or assets of the Company should be sold or a bona fide offer is made by any person (other than any Purchaser) to purchase Voting Securities representing more than 50 percent of the Total Voting Power and such offer is approved by the Board of Directors of the Company, provided that such additional Voting Securities are not used to oppose such offer. With certain limited exceptions and except as otherwise permitted by the Exchange Agreement, no Purchaser may permit any affiliate of such Purchaser to acquire, directly or indirectly (other than indirectly through any Purchaser), any Voting Securities of the Company.

            If at any time Voting Securities beneficially owned by the Purchasers shall be increased such that they represent 20 percent or more of the Total Voting Power, otherwise than as a result of an event described in the second or third sentence of the immediately preceding paragraph or a repurchase of Voting Securities by the Company or any other change in the Company's capitalization (other than as an immediate result of the Company's repurchase program described in the Exchange Agreement), then the Purchasers shall only vote Voting Securities beneficially owned by them (other than such Voting Securities representing 19.9 percent of the Total Voting Power, which the Purchasers may vote as they please), at their option, as directed by the Board of Directors of the Company or in proportion to the votes cast in respect of other securities (with certain exceptions).

            In the Exchange Agreement, the Purchasers have represented that they acquired the Subordinated Debentures for investment purposes and not with a view to or for sale in connection with any distribution thereof, and that they have no present intention or plan to effect any distribution of Subordinated Debentures, Series D Preferred Stock, Debenture Conversion Shares or Preferred Conversion Shares. The Purchasers have agreed in the Exchange Agreement that they will not sell, transfer, pledge, encumber or otherwise dispose of (collectively, "Transfer") any Subordinated Debentures or Voting Securities except for: (i) Transfers of Subordinated Debentures, Series D Preferred Stock, Debenture Conversion Shares or Preferred Conversion Shares after January 30, 1993, and Transfers at any time of Debenture Conversion Shares or Series D Preferred Stock called for redemption by the Company, pursuant to the exercise of registration rights set forth in the Registration Rights Agreement, dated as of October 7, 1991, between the Company and the Purchasers (the "Registration Rights Agreement"), or pursuant to Rule 144 under the Securities Act of 1933, as amended, provided, that no such Transfers under this clause (i) are made knowingly to any person or group that, after giving effect to such Transfer, would beneficially own Voting Securities representing more than 5 percent of the Total Voting Power; (ii) subject to the right of first refusal of the Company (or its designee), Transfers of Subordinated Debentures, Series D Preferred Stock, Debenture Conversion Shares or Preferred Conversion

Shares after January 30, 1993 and Transfers at any time of Debenture Conversion Shares, Preferred Conversion Shares or Series D Preferred Stock called for redemption by the Company, in each case to Approved Transferees (as defined in the Exchange Agreement) or other transferees approved in advance in writing by the Company, such approval not to be unreasonably withheld, in block sale transactions, provided that no such Transfers under this clause (ii) are made knowingly to any person or group that, after giving effect to such Transfer, would beneficially own Voting Securities representing more than 5 percent of the Total Voting Power unless such transferee agrees in writing to be bound by the standstill provisions of the Exchange Agreement and to enter into voting arrangements reasonably satisfactory to the Company; (iii) Transfers of Subordinated Debentures or Voting Securities pursuant to any bona fide tender offer to acquire Subordinated Debentures or Voting Securities, provided that such offer is an all-cash offer made for all outstanding shares of Common Stock;
(iv) Transfers of Subordinated Debentures or Voting Securities between the Purchasers; (v) Transfers of Subordinated Debentures or Voting Securities by either Partnership to partners of such Partnership, provided that prior to January 30, 1993, neither Partnership may transfer Subordinated Debentures or Voting Securities to any partner of such Partnership unless such partner agrees not to transfer such Subordinated Debentures or Voting Securities prior to such date, except to the extent such Partnership would be permitted to do so pursuant to clause (i), (ii) or (iii) above, and provided further that neither Partnership may transfer Subordinated Debentures and/or Voting Securities representing (assuming conversion of all such Subordinated Debentures) more than 5 percent of the Total Voting Power to any partner of such Partnership unless such partner agrees in writing to be bound by the standstill provisions of the Exchange Agreement and to enter into voting arrangements reasonably satisfactory to the Company; and (vi) Transfers of Subordinated Debentures or Voting Securities by any Purchaser to any affiliate of either Partnership or any affiliate of any general partner or other controlling person of either Partnership, provided that such affiliate becomes a signatory to the Exchange Agreement and continues to be an affiliate of such Partnership, general partner or other controlling person for so long as such affiliate has any rights or obligations under the Exchange Agreement.

            Under the terms of the Exchange Agreement, until the Standstill Termination Date, except solely by virtue of the Purchasers' representation on the Board of Directors of the Company: (a) the Purchasers will not deposit any Voting Securities in a voting trust or subject any Voting

Securities to any voting arrangement (other than the appointment by Florida of Corporate Advisors, L.P. as its proxyholder); (b) neither the Purchasers nor their affiliates will solicit proxies or become a participant in a solicitation of proxies in opposition to the recommendation of the majority of the directors of the Company with respect to any matter other than in opposition to a proposal that would adversely affect the rights of such Purchaser under the Exchange Agreement or adversely affect the rights of such Purchaser as a holder of Voting Securities in a discriminatory manner;
(c) neither the Purchasers nor their affiliates will join a group, or otherwise act in concert with any person, for the purpose of acquiring, holding, voting or disposing of Voting Securities (other than solely with the other Purchasers); and (d) subject to contractual management rights granted to the Partnerships, neither the Purchasers nor their affiliates will act, alone or in concert with others, to seek to affect or to influence the control of the management or Board of Directors of the Company or the business, operations or affairs of the Company, other than actions taken by representatives of any such Purchaser exercising such Purchaser's right to vote Voting Securities in accordance with the provisions of the Exchange Agreement.

            The Exchange Agreement also provides that, commencing with the annual meeting of stockholders of the Company to be held in 1992 and at each annual meeting of stockholders of the Company thereafter until the Standstill Termination Date, Corporate Advisors, acting on behalf of the Purchasers and after consultation with the Company, is entitled to propose to the Board of Directors of the Company or the Nominating Committee thereof one person, who shall not be unsatisfactory to the Company's Board of Directors in the exercise of its fiduciary obligations (each such person, a "Satisfactory Nominee"), for election to such Board of Directors. The Company has agreed to cause each Satisfactory Nominee to be included in the slate of nominees recommended by such Board to the Company's stockholders for election as directors at each annual meeting of the stockholders of the Company and to use its best efforts to cause the election of such Satisfactory Nominee, including soliciting proxies in favor of the election of such person. In the event that any Satisfactory Nominee elected to the Company's Board of Directors ceases to serve as a director for any reason, the Company has agreed that the vacancy resulting therefrom shall be filled by such Board with a substitute Satisfactory Nominee. According to the terms of the Exchange Agreement, the right of Corporate Advisors to designate persons for election to the Company's Board of Directors shall terminate when (i) the Purchasers' voting power is less than 3 percent of the Total Voting Power and (ii) the Purchasers beneficially own less than 1,500,000 shares of Common Stock (with appropriate antidilution adjustments).

            The Subordinated Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time on or after September 30, 1998, at a price equal to the principal amount of the Subordinated Debentures to be redeemed, together with accrued and unpaid interest thereon to the date of redemption (the "Redemption Price"); provided, however, that if the Subordinated Debentures are owned by 50 or fewer holders the Company may redeem the Subordinated Debentures in part only if at least $50 million aggregate principal amount of Subordinated Debentures would remain outstanding after giving effect to such redemption.

            Prior to September 30, 1998, the Subordinated Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the Redemption Price, if, for at least 20 of 30 consecutive trading days, the Current Market Price (as defined in the Subordinated Debentures) per share of Common Stock is greater than or equal to $48.75; provided that if the Subordinated Debentures are owned by 50 or fewer holders the Company may redeem the Subordinated Debentures in part only if at least $50 million aggregate principal amount of Subordinated Debentures would remain outstanding after giving effect to such redemption.

            In the event there occurs a Change in Control (as such term is defined in the Subordinated Debentures), any holder of the Subordinated Debentures may require the Company to redeem all or any portion (in amounts of $1,000 or integral multiples of $1,000) of the Subordinated Debentures held by such holder at a price per $1,000 principal amount of Subordinated Debentures (the "Change in Control Price") equal to the greater of (i) the Redemption Price and (ii) an amount equal to the product of the number of shares of Common Stock into which $1,000 principal amount of Subordinated Debentures is then convertible (or, if the Subordinated Debentures are no longer convertible into Common Stock as a result of the Change in Control, the number of shares of Common Stock into which $1,000 principal amount of Subordinated Debentures would have been convertible, subject to customary antidilution provisions, immediately prior to the consummation of such Change in Control) and the highest price per share of Common Stock (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid or agreed to be paid by the person that acquired control of the Company within the two-year period immediately preceding the date of such Change in Control or at any time thereafter, together with accrued and unpaid interest on such principal amount of Subordinated Debentures to the date of redemption.

            Under the terms of the Subordinated Debentures, upon the occurrence of a Triggering Event (as such term is defined in the Subordinated Debentures), all Subordinated Debentures acquired by the Purchasers pursuant to the Exchange Agreement that are then held by such Purchasers will automatically be exchanged for shares of Series D Preferred Stock. The Series D Preferred Stock contains terms similar to those contained in the Series B Stock exchanged by the Purchasers on October 7, 1991.

            The Subordinated Debentures contain other terms customary to instruments of this type, including customary events of default and subordination provisions.

            The summary of certain provisions of the Exchange Agreement, the Subordinated Debentures, the Registration Rights Agreement and the Series D Preferred Stock contained herein is not intended to be complete and is qualified in its entirety by reference to the detailed provisions of the Exchange Agreement, form of Subordinated Debenture, form of Certificate of Designation for the Series D Preferred Stock and Registration Rights Agreement, copies of which have previously been filed as exhibits to this Statement and are incorporated herein by this reference.

Acquisition of CRs

            On November 25, 1992, the Purchasers transferred an aggregate of $140,000,000 aggregate principal amount of the Subordinated Debentures to Chemical Bank, a New York banking corporation, as Trustee (the "Trustee"), pursuant to a Trust Agreement, dated as of November 20, 1992 (the "Trust Agreement"), among each of the Purchasers, as Grantors, Sub Debt Partners Corp., as the tax partner under the Trust (the "Tax Partner"), and the Trustee, in exchange for an aggregate of $140,000,000 aggregate face amount of Stripped Debt Receipts ("SDRs") and 140,000,000 Conversion Receipts ("CRs") issued pursuant to the Trust Agreement. Pursuant to a Subscription Agreement, dated November 24, 1992, among the Purchasers, as Sellers, the Tax Partner, as Tax Partner under the Trust Agreement, and the Subscribers named therein (the "Subscribers"), $139,500,000 aggregate face amount of the SDRs were sold to the Subscribers. Pursuant to a Contribution Agreement, dated as of November 24, 1992 (the "Contribution Agreement"), among each of the Purchasers and the Tax Partner, the Purchasers contributed an aggregate of

$500,000 aggregate face amount of SDRs and 500,000 CRs to the Tax Partner in exchange for shares of capital stock of the Tax Partner.

            Pursuant to the Trust Agreement, the Trustee will hold all of the Subordinated Debentures in trust only, will not take or consent to any action which would result in the placement of any lien on any Subordinated Debenture, and will not assign, transfer, convert, pledge, exchange, set-off, or make any election with respect to, any of the Subordinated Debentures or interests therein except as expressly provided in the Trust Agreement or except as required by law.

            Transfers of the Subordinated Debentures and the CRs are subject to the transfer restrictions set forth in a Letter Agreement, dated November 25, 1992 (the "Letter Agreement"), between the Purchasers and the Company. Pursuant to the Letter Agreement, Corporate Advisors shall retain its rights under Section 2C of the Exchange Agreement, dated as of October 7, 1991, between the Purchasers and the Company (a copy of which was previously filed as an Exhibit to this Statement) to designate persons for election to the Company's Board of Directors until the occurrence of certain events specified in the Letter Agreement. Transfers of SDRs and CRs are subject to certain restrictions set forth in the Trust Agreement and the Letter Agreement.

            Holders of SDRs are entitled to their pro rata share of each interest payment in respect of the Subordinated Debentures received by the Trustee. Subject to compliance with certain restrictions set forth in the Trust Agreement and in accordance with the Letter Agreement, at any time prior to receipt of a Notice of Special Termination Event (as defined in the Trust Agreement) a Holder of CRs is entitled to surrender all or any portion of its CRs to the Trustee and purchase the aggregate principal amount of Subordinated Debentures equivalent to the number of CRs held by such holder, calculated at the Exchange Rate (as defined in the Trust Agreement), at the prices and in the manner specified in the Trust Agreement. Subject to the right of Holders of CRs to purchase Subordinated Debentures, following certain Changes in Control of the Company, a Holder of SDRs may require the Trustee to require the Company to redeem the aggregate principal amount of Subordinated Debentures corresponding to the aggregate face amount of SDRs held by such Holder.

            Following the occurrence of a Termination Event (as defined in the Trust Agreement), the Subordinated

Debentures will be sold pursuant to the terms of the Trust Agreement. Following the occurrence of a Special Termination Event (as defined in the Trust Agreement), the Trustee will distribute to each Holder of SDRs the aggregate principal amount of Subordinated Debentures equal to such Holder's aggregate unpaid face amount of SDRs.

            Copies of portions of the Trust Agreement and Contribution Agreement and the Subscription Agreement and Letter Agreement have previously been filed as Exhibits and are incorporated herein by reference.

EXERCISE OF REGISTRATION RIGHTS

            On December 20, 1995, the Tax Partner, on behalf of the Purchasers, delivered a notice to the Trustee under Section 8.10 of the Trust Agreement instructing the Trustee to deliver to the Company a request under Section 2.1(a) of the Registration Rights Agreement that the Company effect the shelf registration of the Subordinated Debentures and shares of Common Stock issuable upon conversion thereof for offer and sale from time to time by the holders thereof. Such notice is filed as an exhibit to this Statement and incorporated by reference herein.

            The Reporting Persons are currently evaluating whether or not to exercise their rights as holders of CRs to purchase the aggregate principal amount of Subordinated Debentures equivalent to the number of CRs held by them, calculated at the Exchange Rate (as defined in the Trust Agreement), at the prices and in the manner specified in the Trust Agreement, and then to resell such Subordinated Debentures or convert such Subordinated Debentures and resell the shares of Common Stock issuable upon conversion thereof by public sale through one or more underwriters or directly to investors, all in accordance with the terms of the Exchange Agreement and Registration Rights Agreement. Although the Reporting Persons currently have no specific plan or proposal relating to the exercise of the CRs and/or subsequent disposition or conversion of the Subordinated Debentures and/or shares of Common Stock issuable upon conversion thereof, representatives of the Purchasers may have discussions with potential purchasers and/or underwriters of Subordinated Debentures and/or shares of Common Stock issuable upon conversion thereof. Any decision by the Reporting Persons to exercise all or any of the CRs and then to sell or convert all or any of the Subordinated Debentures and/or shares of Common Stock issuable upon conversion thereof will be subject to the terms offered for any such sale, general market conditions and other factors, including the redemption rights of the Company, and the

Reporting Persons reserve the right not to exercise the CRs, or to exercise the CRs and acquire all but resell only a portion of the Subordinated Debentures, or to convert any Subordinated Debentures acquired by them upon exercise of CRs and to sell only a portion of the shares of Common Stock acquired upon conversion thereof. There can be no assurance that any specific proposal will be developed regarding the exercise of the CRs and any subsequent disposition or conversion of the Subordinated Debentures or, if converted, the sale of shares of Common Stock issued thereupon or, if developed, that a transaction will occur.

            Other than as described above, neither any Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, has any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

            (a) through (c). On October 7, 1991, pursuant to the terms of the Exchange Agreement (i) Corporate Partners received $118,149,000 principal amount of Subordinated Debentures, (ii) Corporate Offshore Partners received $8,131,000 principal amount of Subordinated Debentures and (iii) Florida received $13,720,000 principal amount of Subordinated Debentures. Under the terms of the Subordinated Debentures, each Subordinated Debenture is convertible at the option of the holder thereof into shares of Common Stock, at a conversion ratio of 30.7692 shares of Common Stock deliverable upon conversion of each $1,000 principal amount of Subordinated Debentures, subject to certain antidilution adjustments. Additionally, if a Triggering Event occurs, all Subordinated Debentures acquired by the Purchasers pursuant to the Exchange Agreement that are then held by such Purchasers will be exchanged for shares of Series D Preferred Stock. The principal amount of Subordinated Debentures to be exchanged for each share of Series D Preferred Stock would be equal to the lowest liquidation preference for one share of Series D Preferred Stock. Each share of Series D Preferred Stock, if issued, would entitle the holder thereof
(i) to vote on all matters voted on by the holders of Common Stock voting together as a single class at all meetings of the stockholders of the Company, and (ii) to cast the number of votes equal to the number of votes which could be cast in such vote by a holder of the shares of capital stock of the Company into which such share of Series D Preferred Stock is convertible on the record date for such vote. Each share of Series D Preferred Stock, if issued, would be convertible into the number of shares of Common Stock equal to the product of the conversion ratio in effect with respect to the Subordinated Debentures outstanding on the date of issue of the Series D Preferred Stock multiplied by 100, subject to certain antidilution adjustments.

            Thus, as to each Purchaser, giving effect to the conversion of its CRs and its conversion of all Subordinated Debentures beneficially owned by it (but not to the conversion of Subordinated Debentures beneficially owned by any other Purchaser), and attributing the ownership of $500,000 principal amount of Subordinated Debentures owned by the Tax Partner to the Purchasers in accordance with their percentage ownership of the capital stock of the Tax Partner as of the date hereof, (i) Corporate Partners beneficially owns 3,635,354 shares of Common Stock, representing approximately 7.31% of the outstanding shares of Common Stock,
(ii) Corporate Offshore Partners beneficially owns 250,184 shares of Common Stock, representing approximately 0.50% of the outstanding shares of Common Stock and (iii) Florida beneficially owns 550,006 shares of Common Stock, of which 422,154 shares of Common Stock were acquired pursuant to the Exchange Agreement and 127,852 shares of Common Stock were acquired in the ordinary course of Florida's investment activities, together representing approximately 1.11% of the outstanding shares of Common Stock. By virtue of Corporate Advisors, L.P.'s relationship with the Partnerships and Florida, and LFCP Corp.'s relationship with Corporate Advisors, L.P.,

Corporate Advisors, L.P. and LFCP Corp., each may be deemed to beneficially own 4,307,692 shares of Common Stock, representing approximately 8.66% of the outstanding shares of Common Stock (assuming conversion of all Subordinated Debentures beneficially owned by the Purchasers).

            The Subordinated Debentures are not voting securities. Neither the Partnerships nor Florida would have any power to vote or to direct the vote of the voting securities indicated above as beneficially owned by it (if such securities were issued), and neither the Partnerships nor Florida has the power to dispose or to direct the disposition of any securities indicated above as beneficially owned by it. However, as to the 127,852 shares of Common Stock purchased by Florida in the ordinary course of its investment activities, Florida has the sole power to vote or to direct the vote of such shares of Common Stock. Corporate Advisors, L.P., as general partner of the Partnerships and investment manager over the securities owned by Florida which are held in a certain custody account, and LFCP Corp., as general partner of Corporate Advisors, L.P., might be deemed to have shared power to vote or to direct the vote of the voting securities indicated above as beneficially owned by the Partnerships and Florida (with the exception of the 127,852 shares of Common Stock purchased by Florida in the ordinary course of its investment activities), if such securities were issued. Corporate Advisors, L.P. and LFCP Corp. may be deemed to have shared power to dispose or to direct the disposition of all securities indicated above as beneficially owned by the Partnerships and Florida (with the exception of the Common Stock purchased by Florida in the ordinary course of its investment activities) to the extent described above.

            The percentages calculated in this Item 5 are based upon 45,440,481 shares of Common Stock indicated as outstanding as of November 3, 1995 in the Company's Form 10-Q for the quarter ended
September 30, 1995 plus 4,307,692 shares issuable upon conversion of the Subordinated Debentures.

            Except as set forth above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Appendix A, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

            (d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

            (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            In addition to entering into the Exchange Agreement, the Company has entered into the Registration Rights Agreement, giving the Purchasers the right to require the Company to register for sale to the public the Subordinated Debentures, the Series D Preferred Stock, Debenture Conversion Shares and Preferred Conversion Shares. A copy of the Registration Rights Agreement has previously been filed as an Exhibit to this Statement and incorporated by reference herein.

            Except as described elsewhere in this Statement and as set forth in the Exchange Agreement, the form of Subordinated Debentures, the form of Certificate of Designation for the Series D Preferred Stock, the Registration Rights Agreement, the Letter Agreement and the Trust Agreement, copies of which have previously been filed as Exhibits to this Statement and are incorporated herein by reference, to the best knowledge of the Reporting Persons, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits

            Exhibit 1. Notice dated December 20, 1995, from the Tax Partner to the Trustee.

                                 SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


Date:  December 27, 1995


                              CORPORATE PARTNERS, L.P.

                              By  Corporate Advisors, L.P.
                                  General Partner

                                  By LFCP Corp.
                                  General Partner



                                  By  /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer


                              CORPORATE OFFSHORE PARTNERS, L.P.

                              By Corporate Advisors, L.P.
                                  General Partner

                                  By LFCP Corp.
                                  General Partner


                                  By  /s/ Lester Pollack
                                    Name:  Lester Pollack
                                    Title: Treasurer

                                  STATE BOARD OF ADMINISTRATION
                                     OF FLORIDA

                                  By Corporate Advisors, L.P.
                                      Attorney-in-Fact

                                      By LFCP Corp.
                                      General Partner




                                      By  /s/ Lester Pollack
                                        Name:  Lester Pollack
                                        Title: Treasurer

                                  CORPORATE ADVISORS, L.P.

                                          By LFCP Corp.
                                          General Partner



                                          By  /s/ Lester Pollack
                                            Name:   Lester Pollack
                                            Title:  Treasurer


                                  LFCP CORP.



                                          By  /s/ Lester Pollack
                                            Name:   Lester Pollack
                                            Title:  Treasurer

                                 Appendix A

            1. Set forth below are the names and positions of each of the directors and executive officers of LFCP Corp. and each person controlling Lazard Freres & Co. LLC. The principal occupations of Messrs. Pollack and Kagan are Senior Managing Director and Managing Director, respectively, of Corporate Advisors, L.P., as well as, in both cases, Managing Directors of Center Partners II LLC and general members of Lazard Freres & Co. LLC. Except as otherwise indicated, the principal occupation of each person controlling Lazard Freres & Co. LLC is general member of Lazard Freres & Co. LLC, the business address of each such person is 30 Rockefeller Plaza, New York, New York 10020 and each person is a citizen of the United States. Lazard Groupement d'Interet Economique, a partnership organized under French law whose principal business is investments (including its investment in Lazard Freres & Co. LLC), and Lazard Partners Limited Partnership, a Delaware limited partnership whose principal business is serving as a holding company, also serve as general members of Lazard Freres & Co. LLC.

               Directors and Executive Officers of LFCP Corp.

Name                          Position

Lester Pollack                Director, Chairman of the Board
                              Treasurer

Jonathan H. Kagan       Director, President, Secretary


                Persons Controlling Lazard Freres & Co. LLC

                                Business Address and
                                Principal Occupation
                                (if other than as
 Name                           indicated above)               Citizenship

 Michel A. David-Weill                                         France
 Robert F. Agostinelli
 William R. Araskog
 F. Harlan Batrus
 Patrick J. Callahan            Lazard Freres & Co. LLC
                                200 West Madison
                                Suite 2200
                                Chicago, IL 60606

                                Business Address and
                                Principal Occupation
                                (if other than as
 Name                           indicated above)               Citizenship


 Michael J. Del Giudice
 John V. Doyle
 Charles R. Dreifus
 Thomas F. Dunn
 Norman Eig
 Peter R. Ezersky
 Albert H. Garner
 James S. Gold
 Jeffrey A. Golman              Lazard Freres & Co. LLC
                                200 West Madison
                                Suite 2200
                                Chicago, IL 60606

 Steven J. Golub
 Herbert W. Gullquist
 Thomas R. Haack
 J. Ira Harris                  Lazard Freres & Co. LLC
                                200 West Madison
                                Suite 2200
                                Chicago, IL 60606

 Melvin L. Heineman
 Kenneth M. Jacobs
 Jonathan H. Kagan
 James L. Kempner
 Sandra A. Lamb
 M. Steven Langman
 Edgar Legaspi
 Michael S. Liss
 William R. Loomis, Jr.
 J. Robert Lovejoy
 Matthew J. Lustig

 Philippe L. Magistretti        135 Fleet Street,              Switzerland
                                6th Floor
                                London EC4A 2ED
                                England

                                Business Address and
                                Principal Occupation
                                (if other than as
 Name                           indicated above)               Citizenship


 Damon Mezzacappa
 Christina A. Mohr
 Robert P. Morgenthau
 Steven J. Niemczyk
 Hamish W.M. Norton
 Jonathan O'Herron
 James A. Paduano
 Louis Perlmutter
 Robert E. Poll, Jr.
 Lester Pollack
 Michael J. Price
 Steven L. Rattner
 John R. Reese
 John R. Reinsberg
 Luis E. Rinaldini                                              United Kingdom
 Bruno Roger                     Lazard Freres et Cie           France
                                 121, Boulevard Haussmann
                                 75382 Paris

 Felix G. Rohatyn
 Michael Rome
 Gerald Rosenfeld
 Peter L. Smith
 Arthur P. Solomon
 Michael B. Solomon
 Edouard Stern                                                  France
 Paul A. Street
 John S. Tamagni
 David L. Tashjian
 J. Mikesell Thomas             Lazard Freres & Co. LLC
                                200 West Madison
                                Suite 2200
                                Chicago, IL 60606

 Ali E. Wambold
 Kendrick R. Wilson, III
 Philip P. Young
 Alexander E. Zagoreos

            2. Set forth below is the name, position and principal occupation of each person controlling the State Board of Administration of Florida. The business address of such person is 1801 Heritage Boulevard, Tallahassee, Florida 32308, and such person is a citizen of the United States.

Name                                Position

Ashbel C. Williams, Jr.           Executive Director

                               Exhibit Index


1.    Notice, dated December 20, 1995, from the Tax Partner to the Trustee